

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 14, 2017

Frank H. Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

      Re: Microsoft Corporation
              Form 10-K for the Fiscal Year Ended June 30, 2017
              Filed August 2, 2017
              Form 10-Q for the Quarterly Period Ended September 30, 2017
              Filed October 26, 2017
              File No. 001-37845

Dear Mr. Brod:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

General

1.   You told us in your letter dated October 15, 2014 that you provided certain software and services to Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements, since your referenced letter. You should describe any products, software, technology or services you have provided to

Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Financial Statements (Unaudited)

Note 1 – Accounting Policies

Revenue

Revenue Recognition, page 8

2.   Please help us better understand how and when you are recognizing revenue from Office 365. In this regard, please provide us with a specific and comprehensive analysis of how you concluded that the desktop applications and the cloud services are not distinct. Please clarify if customers take possession of the software license. In addition, please clarify your consideration of upgrades and technical support. Finally, we note your disclosure that revenue is recognized over time. Please tell us the method used and why such method provides a faithful depiction of the transfer of services. Separately discuss your considerations of consumer and commercial offerings, as applicable. Reference ASC 606-10-25-19 through 25-21, 606-10-50-12 and 606-10-50-18.

3.   We note your statement within your significant judgments disclosure that certain cloud services are accounted for together with the software license. Please tell us the cloud services, other than Office 365, to which this statement refers. In addition, please provide us with a specific and comprehensive analysis of how you determined these items are not distinct. Reference ASC 606-10-25-19 through 25-21 and 606-10-50-12.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or Katherine Wray, Attorney-Adviser, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services